UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 26, 2015

Growth in sales and profitability continues into the third quarter of 2015, record free cash flow generation3

Group’s adjusted3,5 net sales up by 15.4% to Euro 2.2 billion

Adjusted3,5 net income of Euro 209 million (+21%)
Free cash flow3 generation up by 25% to Euro 396 million

•                 Group’s adjusted3,5 net sales +15.4% (+5.5% at constant exchange rates2) to Euro 2.2 billion

–          Wholesale division’s net sales +10.1% (+6.8% at constant exchange rates2) to Euro 826 million

–          Retail division’s adjusted3,5 net sales +18.8% (+4.7% at constant exchange rates2) to Euro 1.4 billion

•                 Adjusted3,5 operating income +18.6%, adjusted3,5 operating margin up by 50 bps to 16%

•                 Adjusted3,5 net income of Euro 209 million and adjusted3,5 net margin of 9.5%

•                 Record free cash flow3 generation: Euro 396 million

•                 Capex up by 20% to support long-term growth

Milan, October 26 2015 – The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today to review the consolidated net sales and preliminary results for the third quarter and the nine months ended September 30, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Third quarter of 20151

(Millions of Euro)	3Q 2014	3Q 2015	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	1,883	2,155	+4.8%	+14.4%
Adjusted[3,5]	1,906	2,199	+5.5%	+15.4%

Wholesale division	750	826	+6.8%	+10.1%

Retail division	1,133	1,329	+3.5%	+17.3%
Adjusted[3,5]	1,156	1,373	+4.7%	+18.8%

Operating income	281	338		+20.1%
Adjusted[3,5]	296	351		+18.6%

Net income attributable to Luxottica Group stockholders	162	200		+22.9%
Adjusted[3,5]	173	209		+20.6%

Earnings per share	0.34	0.42		+22.1%
Adjusted[3,5]	0.36	0.44		+19.8%

Earnings per share in US$	0.45	0.46		+2.4%
Adjusted[3,5]	0.48	0.48		+0.5%

First nine months of 20151

(Millions of Euro)	9M 2014	9M 2015	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	5,785	6,822	+5.0%	+17.9%
Adjusted[3,5]	5,808	6,952	+6.4%	+19.7%

Wholesale division	2,490	2,834	+6.9%	+13.8%

Retail division	3,296	3,988	+3.6%	+21.0%
Adjusted[3,5]	3,318	4,118	+6.1%	+24.1%

Operating income	948	1,196		+26.2%
Adjusted[3,5]	963	1,230		+27.8%

Net income attributable to Luxottica Group stockholders	555	705		+27.0%
Adjusted[3,5]	566	734		+29.7%

Earnings per share	1.17	1.47		+25.9%
Adjusted[3,5]	1.19	1.53		+28.6%

Earnings per share in US$	1.58	1.64		+3.6%
Adjusted[3,5]	1.61	1.71		+5.8%

During the third quarter of 2015, Luxottica maintained its growth trajectory in key markets, in line with the trends experienced in the first half of the year. Solid demand for the latest sun collections in North America and Europe, Sunglass Hut and LensCrafters’ buoyant performance and the continued expansion in new markets were the biggest contributors in the quarter. The Group continues to use speed and flexibility to achieve its strategic objectives and to benefit and drive the structural growth of the global eyewear market.

In a rapidly changing and more challenging macroeconomic environment, Luxottica posted adjusted3,5 net sales year-to-date of approximately Euro 7 billion, representing a 19.7% increase on a year-over-year basis. The pursuit of efficiencies and cost management helped Luxottica improve adjusted3,5 operating margin by 110 basis points, while adjusted3,5 net income grew by 29.7% to Euro 734 million. Strong free cash flow3 generation to approximately Euro 700 million during the past nine months, Euro 396 million generated solely in the third quarter, allows Luxottica to accelerate its investment plan and support future growth.

“It is really gratifying to see the Group continue to grow in retail, wholesale and in key markets. There is vast opportunity across the board for our business”, commented Adil Khan and Massimo Vian, Chief Executive Officers of Luxottica.

“Our eyewear collections, which continue to be among the most loved and sought-after by consumers around the world, together with the customer service we provide, drove Wholesale’s positive performance during the quarter. Similarly, our Retail business performed well with Sunglass Hut continuing to shine in the Americas, Europe and Australia, while strong performance from LensCrafters in North America helped to counter the weakness experienced in Australia and Hong Kong”.

“Results achieved so far allow us to confidently confirm our 2015 outlook.  We expect the positive trend of organic growth to carry into 2016, with earnings continuing to grow faster than sales. Looking forward, we believe the opportunities offered by the industry, coupled with our investment plan, allow us to confirm our objective of doubling sales over the next ten years”.

Group performance for the third quarter and the first nine months of 20151

In the third quarter of 2015, the Group delivered adjusted3,5 net sales growth of 15.4% (+5.5% at constant exchange rates2) to Euro 2.2 billion. Both segments contributed to this increase, with sales up by 10.1% in the Wholesale division and by 18.8% in the Retail division on an adjusted basis3,5.

During the first nine months of the year, the Group’s adjusted3,5 net sales rose by 19.7% (+6.4% at constant exchange rates2) to approximately Euro 7 billion. Net sales increased by 13.8% for the Wholesale division and by 24.1%, on an adjusted basis3,5, for the Retail division.

Group adjusted3,5 operating income increased by 18.6% to Euro 351 million in the third quarter, with an adjusted3,5 operating margin of 16%, up by 50 bps from the third quarter of 2014. The adjusted3,5 operating margin expanded by 50 bps to 21.7% for the Wholesale division and by 50 bps to 16.2% for the Retail division.

During the first nine months of 2015, Group adjusted3,5 operating income rose by 27.8% to Euro 1.2 billion, with a 110 bps increase in adjusted3,5 operating margin reaching 17.7%. The adjusted3,5 operating margin grew by 120 bps to 25.9% in the Wholesale division and by 100 bps to 15.7% in the Retail division.

Adjusted3,5 net income for the third quarter of 2015 amounted to Euro 209 million, an increase of 20.6% from the third quarter of 2014, resulting in adjusted3,5 EPS (earnings per share) of Euro 0.44 (US$ 0.48 at the exchange rate of €/US$ of 1.1117).

In the first nine months of 2015, adjusted3,5 net income was Euro 734 million, a 29.7% increase from the first nine months of last year and resulting in adjusted3,5 EPS (earnings per share) of Euro 1.53 (US$ 1.71 at the exchange rate of €/US$ 1.1144).

Free cash flow3 generation was Euro 396 million for the three-month period ended September 30, 2015, the highest in the Group’s history in a single quarter. Net debt3 as of September 30, 2015 was Euro 1,050 million (Euro 1,447 million as of June 30, 2015), with a net debt/adjusted3,5 EBITDA ratio of 0.6x, having achieved the Group’s 2015 full-year target a full quarter in advance.

Third quarter of 20151

Sales breakdown					Change at constant	Change at current
(Millions of Euro)	3Q 2014%		3Q 2015%		exchange rates[2]	exchange rates

North America adj.(3,5)	1,105	58%	1,357	62%	4.5%	22.8%

Wholesale	213	11%	265	12%	7.0%	24.5%

Retail adj.(3,5)	893	47%	1,092	50%	3.9%	22.3%

Europe	337	18%	367	17%	8.2%	8.9%

Asia-Pacific	262	14%	271	12%	1.8%	3.2%

Latin America	127	7%	125	6%	13.6%	-1.4%

Rest of the World	74	3%	80	3%	7.3%	7.7%

Group total adj.(3,5)	1,906	100%	2,199	100%	5.5%	15.4%

Group total rep.	1,883		2,155		4.8%	14.4%

Nine months of 20151

Sales breakdown					Change at constant	Change at current
(Millions of Euro)	9M 2014%		9M 2015%		exchange rates[2]	exchange rates

North America adj.(3,5)	3,224	56%	4,097	59%	5.6%	27.1%

Wholesale	649	11%	833	12%	7.4%	28.5%

Retail adj.(3,5)	2,575	44%	3,264	47%	5.2%	26.7%

Europe	1,216	21%	1,323	19%	6.9%	8.9%

Asia-Pacific	782	13%	886	13%	4.8%	13.3%

Latin America	350	6%	387	6%	15.1%	10.7%

Rest of the World	236	4%	258	3%	7.6%	9.2%

Group total adj.(3,5)	5,808	100%	6,952	100%	6.4%	19.7%

Group total rep.	5,785		6,822		5.0%	17.9%

North America

North America has proven to be one of the key growth engines for the Group, with adjusted net sales3,5 increasing by 22.8% (+4.5% at constant exchange rates2) in the third quarter. Both the Wholesale and Retail divisions contributed to this solid performance with Wholesale growing by 7.0% at constant exchange rates2 in the third quarter, confirming the strong growth experienced by the division over the past year. At the same time, Retail posted excellent results with year-over-year comps4 growth of 4.5%, supported by the performance of Sunglass Hut, whose comps4 growth accelerated to 7.8% compared to the first half of 2015, and LensCrafters, posting comps4 up by 3.8% compared to the first half of 2015. The two brands benefitted from their superior levels of service, the capillarity of their store networks and their ability to anticipate the ever-changing needs and tastes of consumers.

Europe

Europe has also proven, along with North America, to be another key engine of the Group’s net sales growth. Sales in Europe further strengthened during the quarter, growing 8.9% overall and double-digits in certain countries such as Italy, Spain, Germany and the UK. These results were enhanced by a strong summer season, the effectiveness of the capillary distribution network and the increased penetration of the STARS program, which improves the clients’ product assortment and levels of service. The Retail division, up 18.6%, benefitted from the excellent results achieved by Sunglass Hut in Continental Europe.

Asia-Pacific

Asia-Pacific sales were up 3.2% in the third quarter with double-digit growth in India and Korea and a solid contribution from Japan. The Chinese market showed a temporary slowdown due to the combined effect of the previously announced price harmonization program and the negative economic environment in Hong Kong. However, China is among the countries with the highest growth potential and currently represents only 3% of Luxottica’s aggregate net sales. October portfolio orders and the planned expansion of Sunglass Hut, with a network of twenty locations in Mainland China, leads Luxottica to be optimistic on its growth opportunities in the country, with a strong recovery in volumes anticipated in the coming months. During the third quarter, Sunglass Hut entered the Thai market with five stores and another ten openings are planned before year-end. Sunglass Hut also posted double-digit growth in comps4 in Australia as compared to the third quarter of 2014, where the re-alignment of OPSM’s optical strategy is in progress.

Latin America

During the third quarter of 2015, the Group confirmed its strong growth trend in Latin America, notwithstanding the devaluation of the Brazilian Real. Sales in the region increased by 13.6% at constant exchange rates2, mainly due to the success of the “made in Italy” collection in Brazil, continuous growth in Mexico and encouraging results in Chile and Colombia, where the Wholesale division opened two local subsidiaries earlier in the year. In Retail, GMO and Sunglass Hut recorded strong comps4 growth as compared with the third quarter of 2014.

§

Results for the third quarter and nine months of 2015 will be discussed today during a conference call with the financial community starting at 1:30PM US EDT (5:30PM GMT, 6:30PM CET). The call will be available via live webcast and can be accessed at www.luxottica.com

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: corporate.communication@luxottica.com

Notes on the press release

1 All comparisons, including percentage changes, are between the three-month and nine-month periods ended September 30, 2014 and September 30, 2015, respectively.

2 Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

3 EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net sales, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, net debt/adjusted EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IFRS.

4 “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5 The adjusted data for the three-month and nine-month periods ended September 30, 2015 (i) do not take into account  a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and is currently included on a net basis due to a change in the terms of an insurance underwriting agreement (the “EyeMed Adjustment”), resulting in a reduction to net sales on a reported basis of approximately Euro 44 million in the third quarter and approximately Euro 130 million in the first nine months and (ii) exclude the costs relating to the Oakley integration project (including minor reorganization activities across the Group) which had a Euro 13.7 million impact on Group operating income and a Euro 9.3 million on Group net income in the third quarter and Euro 34.1 million impact on Group operating income and a Euro 28.9 million impact on Group net income in the first nine months. The adjusted data for the three-month and nine-month periods ended September 30, 2014 (i) do not take into account the EyeMed Adjustment resulting in a reduction to net sales on a reported basis of approximately Euro 22.7 million in the third quarter and in the first nine months respectively and (ii) excludes non-recurring expenses relating to the redundancy payment made to the former Group CEO Andrea Guerra of Euro 15 million (Euro 10.9 million impact on Group net income).

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. Proprietary brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Brooks Brothers, Burberry, Bvlgari, Chanel, Coach, Dolce & Gabbana, DKNY, Polo Ralph Lauren, Michael Kors, Paul Smith Spectacles, Prada, Starck Eyes, Tiffany & Co., Tory Burch and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision, Sears Optical and Target Optical, ILORI and Optical Shop of Aspen in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one small plant in India dedicated to the local market, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2014, Luxottica Group posted net sales of over Euro 7.6 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

– APPENDIX FOLLOWS –

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2015 AND SEPTEMBER 30, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2015	2014	% CHANGE

NET SALES	2,154,976	1,882,969	14.4%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	199,655	162,442	22.9%

BASIC EARNINGS PER SHARE (ADS)(2)	0.42	0.34	22.1%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2015	2014	% CHANGE

NET SALES	2,395,687	2,496,064	-4.0%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	221,956	215,333	3.1%

BASIC EARNINGS PER SHARE (ADS) (2)	0.46	0.45	2.4%

Notes:	2015	2014

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(2) Weighted average number of outstanding shares	480,078,163	477,019,093

(3) Average exchange rate (in U.S. Dollars per Euro)	1.1117	1.3256

Luxottica Group 3Q15, Table 1 of 6

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2015 AND SEPTEMBER 30, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2015	2014	% CHANGE

NET SALES	6,821,688	5,785,282	17.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	704,768	554,983	27.0%

BASIC EARNINGS PER SHARE (ADS) (2)	1.47	1.17	25.9%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2015	2014	% CHANGE

NET SALES	7,602,089	7,838,479	-3.0%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	785,393	751,946	4.4%

BASIC EARNINGS PER SHARE (ADS) (2)	1.64	1.58	3.6%

Notes:	2015	2014

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(2) Weighted average number of outstanding shares	479,259,114	475,325,386

(3) Average exchange rate (in U.S. Dollars per Euro)	1.1144	1.3549

Luxottica Group 3Q15, Table 2 of 6

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2015 AND SEPTEMBER 30, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2015	% OF SALES	2014	% OF SALES	% CHANGE

NET SALES	2,154,976	100.0%	1,882,969	100.0%	14.4%
COST OF SALES	(689,125)		(605,552)
GROSS PROFIT	1,465,851	68.0%	1,277,417	67.8%	14.8%
OPERATING EXPENSES:
SELLING EXPENSES	(691,083)		(590,457)
ROYALTIES	(41,079)		(36,722)
ADVERTISING EXPENSES	(135,319)		(132,408)
GENERAL AND ADMINISTRATIVE EXPENSES	(260,749)		(236,633)
TOTAL	(1,128,230)		(996,221)
OPERATING INCOME	337,621	15.7%	281,196	14.9%	20.1%
OTHER INCOME (EXPENSE):
INTEREST INCOME	2,583		3,154
INTEREST EXPENSES	(25,651)		(27,445)
OTHER - NET	(179)		(14)
OTHER INCOME (EXPENSES)-NET	(23,247)		(24,305)
INCOME BEFORE PROVISION FOR INCOME TAXES	314,374	14.6%	256,891	13.6%	22.4%
PROVISION FOR INCOME TAXES	(114,254)		(93,706)

NET INCOME	200,120		163,185
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	199,655	9.3%	162,442	8.6%	22.9%
- NON-CONTROLLING INTERESTS	465	0.0%	743	0.0%
NET INCOME	200,120	9.3%	163,185	8.7%	22.6%

BASIC EARNINGS PER SHARE (ADS):	0.42		0.34

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.41		0.34

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	480,078,163		477,019,093

FULLY DILUTED AVERAGE NUMBER OF SHARES	481,390,247		479,202,804

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

(3) Luxottica Group 3Q15, Table 3 of 6

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2015 AND SEPTEMBER 30, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)

	2015	% OF SALES	2014	% OF SALES	% CHANGE

NET SALES	6,821,688	100.0%	5,785,282	100.0%	17.9%
COST OF SALES	(2,165,220)		(1,955,366)
GROSS PROFIT	4,656,468	68.3%	3,829,916	66.2%	21.6%
OPERATING EXPENSES:
SELLING EXPENSES	(2,088,281)		(1,710,560)
ROYALTIES	(130,644)		(112,352)
ADVERTISING EXPENSES	(441,294)		(381,202)
GENERAL AND ADMINISTRATIVE EXPENSES	(800,099)		(678,260)
TOTAL	(3,460,318)		(2,882,375)
OPERATING INCOME	1,196,150	17.5%	947,541	16.4%	26.2%
OTHER INCOME (EXPENSE):
INTEREST INCOME	7,967		8,994
INTEREST EXPENSES	(84,347)		(80,764)
OTHER - NET	531		(367)
OTHER INCOME (EXPENSES)-NET	(75,849)		(72,136)
INCOME BEFORE PROVISION FOR INCOME TAXES	1,120,301	16.4%	875,405	15.1%	28.0%
PROVISION FOR INCOME TAXES	(413,411)		(316,373)

NET INCOME	706,891	10.4%	559,032	9.7%	26.4%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	704,768	10.3%	554,983	9.6%	27.0%
- NON-CONTROLLING INTERESTS	2,123	0.0%	4,049	0.1%
NET INCOME	706,891	10.4%	559,032	9.7%	26.4%

BASIC EARNINGS PER SHARE (ADS):	1.47		1.17

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.47		1.16

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	479,259,114		475,325,386

FULLY DILUTED AVERAGE NUMBER OF SHARES	481,003,224		478,351,143

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain amounts of 2009 have been reclassified to conform to 2010 presentation

Luxottica Group 3Q15, Table 4 of 6

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	SEP. 30, 2015	DEC. 31, 2014

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,314,432	1,453,587
ACCOUNTS RECEIVABLE - NET	837,618	754,306
INVENTORIES - NET	822,849	728,404
OTHER ASSETS	192,714	231,397
TOTAL CURRENT ASSETS	3,167,614	3,167,695

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,372,162	1,317,617
GOODWILL	3,489,986	3,351,263
INTANGIBLE ASSETS - NET	1,410,001	1,384,501
INVESTMENTS	62,269	61,176
OTHER ASSETS	107,670	123,848
DEFERRED TAX ASSETS	195,949	188,199
TOTAL NON-CURRENT ASSETS	6,638,037	6,426,603

TOTAL	9,805,650	9,594,297

CURRENT LIABILITIES:
BANK OVERDRAFTS	110,663	151,303
CURRENT PORTION OF LONG-TERM DEBT	554,557	626,788
ACCOUNTS PAYABLE	784,671	744,272
INCOME TAXES PAYABLE	174,685	42,603
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	127,318	187,719
OTHER LIABILITIES	616,057	636,055
TOTAL CURRENT LIABILITIES	2,367,951	2,388,740

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	1,699,265	1,688,415
EMPLOYEE BENEFITS	145,923	138,475
DEFERRED TAX LIABILITIES	254,175	266,896
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	91,240	99,223
OTHER LIABILITIES	89,578	83,770
TOTAL NON-CURRENT LIABILITIES	2,280,182	2,276,778

COMMITMENTS AND CONTINGENCIES:

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	5,153,171	4,921,479
NON-CONTROLLING INTERESTS	4,347	7,300
TOTAL STOCKHOLDERS’ EQUITY	5,157,519	4,928,779

TOTAL	9,805,650	9,594,297

Luxottica Group 3Q15, Table 5 of 6

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2015 AND SEPTEMBER 30, 2014

- SEGMENTAL INFORMATION -

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	MANUFACTORING AND WHOLESALE	RETAIL	INTER-SEGMENT TRANSACTIONS AND CORPORATE ADJ.	CONSOLIDATED

2015

NET SALES	2,834,063	3,987,625		6,821,688
OPERATING INCOME	707,197	644,307	(155,354)	1,196,150
% OF SALES	25.0%	16.2%		17.5%
CAPITAL EXPENDITURES	124,831	207,691		332,522
DEPRECIATION AND AMORTIZATION	116,869	169,501	65,996	352,366

2014

NET SALES	2,489,520	3,295,762		5,785,282
OPERATING INCOME	615,339	487,727	(155,524)	947,541
% OF SALES	24.7%	14.8%		16.4%
CAPITAL EXPENDITURES	105,998	164,063		270,061
DEPRECIATION AND AMORTIZATION	88,768	132,626	58,628	280,023

Luxottica Group 3Q15, Table 6 of 6

LUXOTTICA GROUP

NON-IFRS MEASURES: ADJUSTED MEASURES

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, net sales, cost of sales, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding expenses related to the integration of  Oakley and other minor projects with an impact on operating income of Euro 34.1 million and an impact on net income of Euro 28.9 million for the nine-month period ended September 30, 2015 and an impact on operating income of Euro 13.7 million and an impact on net income of Euro 9.3 million for the three-month period ended September 30, 2015. In addition adjusted measures are also affected by a change in presentation of net sales relating to the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Group assumes less reinsurance revenues and less claims expense. The impact of the contract for the nine-month period ended September 30 2015 was Euro 130.0 million (the “Eyemed Adjustment”).

In addition, management has made adjustments to fiscal year 2014 measures as described in the footnotes to the tables that contain such fiscal year 2014 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of certain items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS.  Rather, these non/IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

LUXOTTICA GROUP

NON-IFRS MEASURES: RECONCILIATION BETWEEN REPORTED AND  ADJUSTED P&L ITEMS

Millions of Euro

GROUP	9M 2015						9M 2014

	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	6,821.7	(2,165.2)	1,548.5	1,196.2	704.8	1.47	5,785.3	(1,955.4)	1,227.6	947.5	555.0	1.17

- ADJUSTMENT FOR TERMINATION OF FORMER GROUP CEO							-	-	15.0	15.0	10.9	0.02

- EYEMED ADJUSTMENT	130.0	(130.0)	-	-	-	-	22.7	(22.7)	-	-	-	-

- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS			34.1	34.1	28.9	0.06

ADJUSTED	6,951.7	(2,295.3)	1,582.6	1,230.3	733.7	1.53	5,808.0	(1,978.0)	1,242.6	962.5	565.9	1.19

WHOLESALE DIVISION	9M 2015						9M 2014

	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	2,834.1	(1,072.0)	824.1	707.2	n.a.	n.a.	2,489.5	(982.3)	704.1	615.3	n.a.	n.a.

- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS			28.0	28.0

ADJUSTED	2,834.1	(1,072.0)	852.1	735.2	n.a.	n.a.	2,489.5	(982.3)	704.1	615.3	n.a.	n.a.

RETAIL DIVISION	9M 2015						9M 2014

	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	3,987.6	(1,093.2)	813.8	644.3	n.a.	n.a.	3,295.8	(973.0)	620.4	487.7	n.a.	n.a.

- EYEMED ADJUSTMENT	130.0	(130.0)	-	-			22.7	(22.7)

- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS	-	-	1.7	1.7

ADJUSTED	4,117.7	(1,223.2)	815.5	646.0	n.a.	n.a.	3,318.4	(995.7)	620.4	487.7	n.a.	n.a.

LUXOTTICA GROUP

NON-IFRS MEASURES: RECONCILIATION BETWEEN REPORTED AND  ADJUSTED P&L ITEMS

Millions of Euro

GROUP	3Q 2015						3Q 2014

	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS
REPORTED	2,155.0	(689.1)	454.3	337.6	199.7	0.42	1,883.0	(605.6)	379.5	281.2	162.4	0.34
- ADJUSTMENT FOR TERMINATION OF FORMER GROUP CEO							-	-	15.0	15.0	10.9	0.02
- EYEMED ADJUSTMENT	44.3	(44.3)	-	-	-	-	22.7	(22.7)	-	-	-	-
- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS			13.7	13.7	9.3	0.02
ADJUSTED	2,199.3	(733.4)	468.0	351.3	209.0	0.44	1,905.6	(628.2)	394.5	296.2	173.3	0.36

WHOLESALE DIVISION	3Q 2015						3Q 2014

	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS
REPORTED	826.1	(323.7)	204.6	167.9	n.a.	n.a.	750.1	(294.3)	190.5	159.1	n.a.	n.a.
- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS			11.3	11.3
ADJUSTED	826.1	(323.7)	215.9	179.2	n.a.	n.a.	750.1	(294.3)	190.5	159.1	n.a.	n.a.

RETAIL DIVISION	3Q 2015						3Q 2014

	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS
REPORTED	1,328.8	(365.4)	277.3	220.2	n.a.	n.a.	1,132.8	(311.3)	227.8	180.9	n.a.	n.a.
- EYEMED ADJUSTMENT	44.3	(44.3)	-	-			22.7	(22.7)	-	-
- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS	-	-	1.7	1.7
ADJUSTED	1,373.1	(409.7)	279.0	221.9	n.a.	n.a.	1,155.5	(334.0)	227.8	180.9	n.a.	n.a.

LUXOTTICA GROUP

NON-IFRS MEASURES: EBITDA AND EBITDA MARGIN

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include them in this presentation in order to:

•         improve transparency for investors;

•         assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•         assist investors in their assessment of the Company’s cost of debt;

•         ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•         properly define the metrics used and confirm their calculation; and

•         share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•         EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•         EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•         EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•         EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•         EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•         EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin.

LUXOTTICA GROUP

NON-IFRS MEASURES: EBITDA and EBITDA margin

Millions of Euro

	3Q 2014	3Q 2015	9M 2014	9M 2015	FY 2014	LTM SEP. 30, 2015
NET INCOME/(LOSS) (+)	162.4	199.7	555.0	704.8	642.6	792.4
NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTEREST (+)	0.7	0.5	4.0	2.1	3.4	1.5
PROVISION FOR INCOMING TAXES (+)	93.7	114.3	316.4	413.4	414.1	511.1
OTHER (INCOME)/EXPENSES (+)	24.3	23.2	72.1	75.8	97.5	101.2
DEPRECIATION AND AMORTIZATION (+)	98.3	116.7	280.0	352.4	384.0	456.3
EBITDA (=)	379.5	454.3	1,227.6	1,548.5	1,541.6	1,862.6
NET SALES (/)	1,883.0	2,155.0	5,785.3	6,821.7	7,652.3	8,688.7
EBITDA MARGIN (=)	20.2%	21.1%	21.2%	22.7%	20.1%	21.4%

LUXOTTICA GROUP

NON-IFRS MEASURES: ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

Millions of Euro

	3Q 2014(1,3)	3Q 2015 (1,4)	9M 2014 (1,3)	9M 2015 (1,4)	FY 2014 (1, 2, 3)	LTM September 30, 2015 (1,2,3,4)
NET INCOME/(LOSS) (+)	173.3	209.0	565.9	733.7	687.4	855.2
NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTEREST (+)	0.7	0.5	4.0	2.1	3.4	1.5
PROVISION FOR INCOMING TAXES (+)	97.8	118.7	320.5	418.6	389.2	487.4
OTHER (INCOME)/EXPENSES (+)	24.3	23.2	72.1	75.8	97.5	101.2
DEPRECIATION AND AMORTIZATION (+)	98.3	116.7	280.0	352.4	384.0	456.3
EBITDA (=)	394.5	468.0	1,242.6	1,582.6	1,561.6	1,901.7
NET SALES (/)	1,905.6	2,199.3	5,808.0	6,951.7	7,698.9	8,842.7
EBITDA MARGIN (=)	20.7%	21.3%	21.4%	22.8%	20.3%	21.5%

The adjusted figures :

[1]

Include the EyeMed Adjustment. Following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the contract was Euro 44.3 million and Euro 130.0 million for the three-month and nine-month periods ended September 30, 2015. The impact was Euro 23.9 million for the three-month period ended December 31,2014 and Euro 46.6 million for the full year of 2014, and Euro 22.7 million for the three-month and nine-month periods ended September 30, 2014

[2]	Exclude costs for the tax audit relating to Luxottica S.r.l. (2008-2011 tax years) of approximately Euro 30 million in 2014
[3]

Excude non-recurring costs related to the termination of the former Group CEOs with a Euro 20 million impact on operating income and a Euro 14.5 million adjustment to net income in 2014 and Euro 15 million impact on operating income and Euro 10.9 million adjustment to net income for the three-month and nine-month periods ended September 30, 2014

[4]

Exclude the costs related to the integration of Oakley and other minor projects with an impact on operating income of Euro 34.1 million and an impact on net income of Euro 28.9 million for the nine-month period ended September 30, 2015 and an impact on operating income of Euro 13.7 million and an impact on net income of Euro 9.3 million for the three-month period ended September 30, 2015

LUXOTTICA GROUP

NON-IFRS MEASURES: NET DEBT TO EBITDA RATIO

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include them in this presentation in order to:

•     improve transparency for investors;

•     assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•     assist investors in their assessment of the Company’s cost of debt;

•     ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•     properly define the metrics used and confirm their calculation; and

•     share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•     EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•     EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•     EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•     EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•     EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•     EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•     The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding pages.

LUXOTTICA GROUP

NON-IFRS MEASURES: NET DEBT AND NET DEBT/EBITDA

Millions of Euro

	SEPTEMBER 30, 2015	DECEMBER 31, 2014

LONG-TERM DEBT (+)	1,699.3	1,688.4

CURRENT PORTION OF LONG TERM DEBT (+)	554.6	626.8

BANK OVERDRAFTS (+)	110.7	151.3

CASH (-)	(1,314.4)	(1,453.6)

NET DEBT (=)	1,050.1	1,012.9

EBITDA (LTM AND FY 2014)	1,862.6	1,541.6

NET DEBT/EBITDA	0.6x	0.7x

NET DEBT @ AVG. EXCHANGE RATES (1)	1,046.7	984.3

NET DEBT @ AVG. EXCHANGE RATES (1)/EBITDA	0.6x	0.6x

Notes:

(1)  Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

LUXOTTICA GROUP

NON-IFRS MEASURES: NET DEBT AND NET DEBT/ADJUSTED EBITDA

Millions of Euro

	SEPTEMBER 30, 2015 2(b)	DECEMBER 31, 2014 2(a)

LONG-TERM DEBT (+)	1,699.3	1,688.4

CURRENT PORTION OF LONG TERM DEBT (+)	554.6	626.8

BANK OVERDRAFTS (+)	110.7	151.3

CASH (-)	(1,314.4)	(1,453.6)

NET DEBT (=)	1,050.1	1,012.9

EBITDA (LTM AND FY 2014)	1,901.7	1,561.6

NET DEBT/LTM ADJUSTED EBITDA	0.6x	0.6x

NET DEBT @ AVG. EXCHANGE RATES (1)	1,046.7	984.3

NET DEBT @ AVG. EXCHANGE RATES (1)/LTM ADJUSTED EBITDA	0.6x	0.6x

Notes:

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

(2) Adjusted figures exclude:

a. The non-recurring expenses related to the departure of the former Group CEOs with an approximately Euro 20 million impact on operating income and Euro 14.5 million impact on net income; and b. costs related to the integration of Oakley and other minor projects with an impact of Euro 34.1 million on operating income and Euro 28.9 million impact on net income

LUXOTTICA GROUP

NON-IFRS MEASURES: FREE CASH FLOW

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA -- see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding pages.

LUXOTTICA GROUP

NON-IFRS MEASURES: FREE CASH FLOW

Millions of Euro

	9M 2015	3Q 2015

ADJUSTED EBITDA (1)	1,583	468
Δ WORKING CAPITAL	(128)	135
CAPEX	(333)	(116)

OPERATING CASH FLOW	1,122	487
FINANCIAL CHARGES (2)	(76)	(23)
TAXES	(350)	(68)
EXTRAORDINARY CHARGES (3)	(2)	(1)

Free cash flow	695	396

Notes:

(1) Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2) Equals interest income minus interest expense

(3) Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Stefano Grassi
Date: October 28, 2015		STEFANO GRASSI
CHIEF FINANCIAL OFFICER